EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six month period ended June 30, 2011 and the audited financial statements for the year ended December 31, 2010 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 26, 2011 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and unless otherwise cited, references to dollar amounts are Canadian dollars. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. Most recently, the Company listed on the New York Stock Exchange under the symbol “ASM”.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company announced the results of the 10,000 tonne bulk sampling program at the San Gonzalo zone.  The bulk sample was undertaken to firm up the grades and recoveries and follow up a 2008 NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants.

Further development of the San Gonzalo zone was on going with mining concentrated in stope 2-080 and stope 2-200. In addition the ramp to level 3 was driven following the design and recommendations of an external engineering firm. Milling operations at the rate of about 200 tpd continued with the balance of the development material from San Gonzalo until May 2011. Feed to the plant after May 2011 came from the old Avino copper ore stockpiles.

Avino's regional drilling program that was announced in January 2011 continued through the quarter and by July, 48 holes had been drilled for a total of approximately 5,800 meters.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Second Quarter Highlights

San Gonzalo Bulk Sample

In July, the results from the 10,000 tonne bulk sample program at San Gonzalo were announced.  The bulk sample was intended to allow the Company to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling.  The results were released after a comprehensive review of the data and discussions with Wardrop, A Tetra Tech Company. The bulk sample program was completed during the first quarter of 2011 and a contract for the sale of concentrate was completed in June 2011.

The results are based on the metallurgical balance provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net revenues of US$1.83 million. If the entire production were sold under the same contract terms, the net revenue would have been US$2.26 million.

Operating costs relating to the bulk sample program during the first quarter of 2011 were US$567,045 or US$7.62 per ounce silver equivalent. Included in these costs are development mining costs for the raises and stopes. Cost per tonne produced were $53.91 and revenue on 188 tonnes of concentrate sold of US $1.83 million resulted in a profit of US $120 per tonne produced. (The contract price per ounce of silver and gold were US$36.75 and US$1,511.31 respectively) A balance of 44 tonnes of concentrate remains in inventory. Discussions for the sale of the balance of the concentrate with various trading companies are on-going and a decision is expected to be made in the third quarter.

The net proceeds of the bulk sample program yielded a significant profit of $1.3 million based on concentrate sold to date. This is a positive result and demonstrates the viability of the San Gonzalo Project. On the basis of this result, Avino is proceeding with their mine plan to develop the 3rd, 4th and 5th levels and to provide mill feed at the rate of 250tpd on a sustained basis. Concurrently, Avino is in discussions with Wardrop, A Tetra Tech Company, on a possible scoping study with the aim of improving and optimizing the project. There are many opportunities available such as the expansion of daily throughput, improving metallurgical recoveries, and areas where operating costs can be reduced.

Underground Mining

Development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor (DMG) in early January 2011. The main stope 2-140 was the main source of the bulk sample tonnage and the processing of it was completed in April 2011..

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Avino is currently mining a new stope and two sets of back (ie roof) stopes 2-080 and 2-200 on level 2 (2260m elevation) has continued to produce vein material with grades comparable to those predicted from the 2007 drilling as described in the NI 43-101 compliant “Resource Estimate on the San Gonzalo vein” (see Avino news release July 25, 2008)

Examples of recent sampling results in the back (roof) of the shrinkage stopes are:

Stope 2-080
	Width	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
Lines 2 - 4	1.35	0.754	383	1331	3289	609
Lines 5-10	1.63	0.968	244	2197	1782	313
II Line 1-5	2.20	1.026	293	1415	1780	267
Lines L1-5D Lines L1-3E	2.61	1.116	243	1227	1842	203

The development of this stope to the east of the historic mine workings is continuing. It uses a cut and fill mining method and has the potential for providing additional mill feed. During the quarter, 1429 tonnes of development material from this stope were extracted and stockpiled.

Stope 200
	Width	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
Lines 1-5	2.64	0.856	286	4761	2887	354
Lines 1-6F	1.82	1.587	337	4588	1298	263

Tonnage extracted from this stope during the second quarter amounted to 2520 tonnes. This material came from the sub levels and the raise and is also being stockpiled.

The ramp advance to the 3rd level during the quarter consisted of 204 metres, an average of about 2.2 metres per day. Efforts are being made to improve on this statistic.

Drilling

Avino’s regional drilling program is continuing and as of July 18th, 48 holes have been drilled for a total of approximately 5800 meters.  The holes have explored several different targets: San Gonzalo (11 holes), Guadalupe (13 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes). The drill is currently on the seventh hole at La Postosina.

From March 22 to 28, the Avino regional program drilled 5 holes on the Guadalupe vein (for locations please see website). These holes explored higher grade areas along the Guadalupe structure which had been identified by previous surface sampling programs and a coincident IP chargeability anomaly. Results from the first two holes are as follows:

Hole#	Bearing	Dip	From (m)	To (m)	Down Hole Intersection (m)	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
GPE-11-01	205	45	54.80	55.40	1.10	0.167	44.25	13700
GPE 11-02	207	43	52.40	56.00	3.10	0.80	47.70	2372	2959	1435

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Following up on these promising results from the Guadalupe vein, Avino drilled a further 8 holes (GPE 11-03 through GPE-11-12) at Guadalupe as a follow up to significant intersections in holes GPE 11-01 and GPE 11-02.

Assay results as follows:

Hole GPE 11-03
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
47.20	47.40	0.20	Guadalupe Vein Mineralized zone of veinlets & breccia	0.498	547.7	1261	2534	2622
47.40	48.60	1.20		0.033	12.8	1621	514	1706
48.60	49.80	1.20		0.022	14	840	1472	1192
49.80	50.65	0.85		0.635	467.7	2578	4402	2036

Average 47.20 – 50.65m (3.45 m down hole length) 0.20 g/t gold, 156.3 g/t silver.

Hole GPE 11-05
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
20.75	21.95	1.20	Guadalupe veinlets & breccia	0.034	44.9	932	1936	508
21.95	22.55	0.60		8.574	398.9	4247	18300	312

Average: 20.75 – 22.55 m (1.80 m down hole length) 2.88 g/t gold, 163 g/t silver

Hole GPE 11-06
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
62.40	63.30	0.90	Guadalupe zone with Breccia, pyrite, chalcopyrite	0.84	32.4	2626	3780	768
63.30	64.00	0.70		3.727	82.7	6822	3490	472
64.00	64.70	0.70		0.04	17.9	2412	2740	648
64.70	65.55	0.85		0.082	10.7	1121	2336	578
65.55	66.75	1.20		0.984	14.7	1711	4396	1360
66.75	67.30	0.55		0.219	91.1	10100	1332	742
67.30	67.65	0.35		9.323	36.6	2582	2156	1238

Average 62.40 – 67.65 (5.25 m down hole length) 1.53 g/t gold, 36 g/t silver, 3844 ppm copper, 3145 ppm lead and 846 ppm zinc.

Hole GPE 11-07
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
72.10	72.45	0.35	Guadalupe vein with breccia and massive pyrite	0.178	11.4	962	4404	2688
72.45	73.40	0.95		3.693	82.4	2468	1866	1042
73.40	73.65	0.25		1.201	59.5	5312	2038	1080
73.65	74.25	0.60		0.591	26	1374	1244	690

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Average 72.10 – 74.25 (2.15m down hole length) 1.695 g/t gold, 52 g/t silver, 2284 ppm copper, 2125 ppm lead and 1216 ppm zinc

Holes GPE-11-04, 08 and 10 produced no significant assays.

Hole GPE 11-09
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
66.15	66.70	0.55	Guadalupe vein with breccia and massive pyrite	0.136	157.9	1653	37000	67600
66.70	67.15	0.45		0.069	337.9	1614	118300	20500

Average 66.15-67.15 (1.0m down hole length), 0.10 g/t gold, 248 g/t silver.

Hole GPE 11-10
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		ppm
109.10	109.70	0.60	Guadalupe vein with breccia and massive pyrite	1.371	240.2	13100	1680	4065

Hole GPE 11-12
From	To	Length	Description	Gold	Silver	Copper	Lead	Zinc
				(g/t)		Ppm
15.20	15.40	0.20	Guadalupe vein with breccia and massive pyrite	0.176	224.8	6583	908	1186

NI 43-101 Resource Calculation

An NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants in 2008, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Tailings Resource

In April 2011, Avino hired Wardrop to re-visit a 2006 scoping study that estimated a resource of 10 million + ounces of silver between the oxide and sulphide tailings left from previous mining. Current work is assessing the viability of a conventional heap leach operation followed by Merrill Crowe precipitation or a new process called: Continuous Vat Leach technology.

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15 to September 17, 2009, six NTW diamond drill holes on the Eagle property totaling 1,897.1m were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program.  Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

Plans to carry out the recommendation are currently being reviewed.

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The company completed a 10,000 tonne bulk sample test in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into production full time. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property. We plan to drill over seven thousand meters through 56 core holes in 2011.

Management remains focused on the following key objectives:

1. Commence commercial production at Son Gonzalo
2. Continue expanding the San Gonzalo resource
3. Expand resources, reserves and the mines output
4. Identify and explore new targets on Avino's property.
5. Update Scoping study on Tailings resource

Results of Operations

Three months ended June 30, 2011 compared with the three months ended June 30, 2010.

Operating and administrative expenses

Operating and administrative expenses were $320,612 for the six months ended June 30, 2011 as compared with of $156,695 for the three months ended June 30, 2010, an increase of $163,917. The increases consist $50,686 in depreciation, $28,953 in investor relations, and $37,101 in office. Depreciation was recorded on equipment at the Mexican property and investor relations were higher with increased activity during the period. Also, the Company moved its head office during the period which resulted in higher office costs.

Loss for the period

The loss for the three months ended June 30, 2011 was $334,400 compared with a loss of $83,014 for the three months ended June 30, 2010, an increase of $251,386. The differences include an increase in general and administrative expenses of $163,917 as discussed above. This was offset by an increase in interest income of $50,504 however the loss on foreign exchange increased by $137,973. Interest income was $53,726 in the current period compared to $3,222 in the prior year. Foreign exchange was a loss of $67,514 as compared to a gain of $70,459 in the prior year.

Six months ended June 30, 2011 compared with the six months ended June 30, 2010.

Operating and administrative expenses

Operating and administrative expenses were $2,297,129 for the six months ended June 30, 2011 as compared with of $297,083 for the six months ended June 30, 2010, an increase of $2,000,046. The large increase was primarily due to share-based payments which was an increase of $1,525,448 during the period. Other increases included $83,708 in depreciation, $89,981 in investor relations, $172,500 in management fees and $75,000 in office. Share-based payments increased as a result of a greater number of options granted during the period. Management fees were higher due to a one-time bonus paid to the CEO. Depreciation was recorded on equipment at the Mexican property and investor relations were higher with increased activity during the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Loss for the period

The loss for the six months ended June 30, 2011 was $2,301,391 compared with a loss of $298,769 for the six months ended June 30, 2010, an increase of $2,002,622 The differences include an increase in general and administrative expenses of $2,000,046 as discussed above. This was offset by an increase in interest income of $85,602 and an increase in loss on foreign exchange of $88,178. Interest income was $92,231 in the current period compared to $6,629 in the prior year. Foreign exchange was a loss of $96,493 as compared to a loss of $8,315 in the prior year.

Summary of Quarterly Results

	2011	2011	2010	2010	2010	2010	2009	2009
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3
	$	$	$	$	$	$	$	$
Gain (Loss) for the period	(334,400)	(1,966,991)	(863,362)	(325,208)	(83,014)	(215,755)	(716,898)	(41,545)
Loss per share	(0.01)	(0.07)	(0.03)	(0.02)	(0.01)	(0.01)	(0.03)	(0.00)
Total assets	26,225,357	26,554,565	26,578,517	18,772,925	18,663,167	18,750,106	19,206,278	20,106,051
___________
(1)	Information for 2009 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS

Quarterly results often fluctuate with changes in non-cash items such as share-based payments, future income tax and foreign exchange variances. The lower cost in the current quarter related to share-based payments associated with the granting of stock options in the first quarter. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican Value-Added-Tax. While in the fourth quarter of 2009, the Company incurred a write down on British Columbia mineral properties of $608,118.

Liquidity and Capital Resources

During the period ended June 30, 2011, the Company incurred expenditures relating to its Mexican properties by $1,783,520 which was offset by the sale of concentrate of $1,724,976 and foreign exchange movements of $190,944. The net decrease to mineral properties at the Company’s Mexican properties was $132,400. The Company also acquired property, plant and equipment of $442,964 net of depreciation of $84,289. At this time the Company has no operating revenues but earned interest income of $92,231 during the six months ended June 30, 2011. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At June 30, 2011, the Company had working capital of $8,184,137 and cash equivalents of $8,090,607. The Company is continuing its exploration drilling programs in Mexico. The Company has no immediate plans for the British Columbia properties at this time.

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2011 and 2010 are as follows:

	June 30, 2011	June 30, 2010
Salaries and benefits	$264,410	$90,642
Stock‐based compensation	1,279,800	36,750
	$1,544,210	$127,392

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	June 30 ,2011	June 30, 2010

Salaries and benefits	$68,844	$49,190
Office and miscellaneous	167,908	29,383
	$236,752	$78,573

The amounts due to related parties consist of $174,542 (December 31, 2010 - $153,289) due to Oniva; $11,812 (December 31, 2010 - $10,500) due to Directors for Directors fees; $5,639 (December 31, 2010 - $789) due to a Director for geological services; and $Nil (December 31, 2010 - $4,687) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Transition to International Financial Reporting Standards

On January 1, 2011, the Canadian Accounting Standards Board (“AcSB”) replaced Canadian GAAP with International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”) and are comprised of IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”s).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

The Company has prepared its June 30, 2011 interim consolidated financial statements in accordance with IFRS, with an effective transition date of January 1, 2010, including IFRS 1 “First-time adoption of international financial reporting standards” and IAS 34, “Interim financial reporting”.

The Company’s IFRS accounting policies are disclosed in Note 3 to the condensed interim consolidated financial statements. Reconciliations between the Company’s financial statements as previously reported under Canadian GAAP and current reporting under IFRS is detailed in Note 18 of the condensed interim consolidated financial statements. Following is a summary of the differences between Canadian GAAP and IFRS:

(a)
IFRS requires each entity consolidated within the financial statements to assess its functional currency. It was determined that the functional currency of the Parent Company is Canadian Dollars, which is consistent with its functional currency under Canadian GAAP. However, it was determined that the functional currency of the Company’s Mexican subsidiaries, which was Canadian Dollars under Canadian GAAP, to be United States Dollars under IFRS.

In contrast to Canadian GAAP, in which an integrated foreign operation’s non-monetary assets are translated at historical rates, IFRS requires that where an entity’s presentation currency differs from its functional currency, the financial position of the entity be translated into the presentation currency at the closing rate on the date of the statement of financial position. In addition, all exchange differences arising on the translation from functional to presentation currency are recognized in other comprehensive income.

In accordance with IFRS 1, the Company elected to deem all foreign currency translation differences that arose prior to the date of transition to be nil at that date. However, several adjustments were required to effect the translation of the subsidiaries’ financial position at the exchange rates on the date of the statements of financial position, and translation of the statements of operations and cash flow from the functional to presentation currency.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the January 1, 2010 transition date and the comparative dates of June 30, 2010 and December 31, 2010, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At January 1, 2010 $973,127 of total reserves related to options and no longer outstanding and was therefore transferred to Retained earnings/(Deficit), in order that the balance of “Equity settled employee benefit reserve” and “Reserves for warrants” reflected only the fair value of options and warrants outstanding on that date. During the year ended December 31, 2010, some options and warrants outstanding at January 1, 2010 were canceled, and therefore a further transfer, of the fair value attributed to these cancelled options, was made to Retained earnings/(Deficit), during the six months ended June 30, 2011 $176,400 and the year ended December 31, 2010 ($3,779,249).

(c)
Previously, under Canadian GAAP, the Company used the straight-line method of calculating vested options and the share-based compensation arising therefrom. Under this method, the fair value of share-based awards with vesting conditions was calculated as one grant and the resulting fair value was recognized on a straight line basis over the vesting period.

However, IFRS requires that each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches.

As all options outstanding at January 1, 2010 were vested, no adjustment was required at this date. However, adjustments were required for the options granted and the share-based compensation recognized during the year ended December 31, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

(d)
The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $355,369 at January 1, 2010 plus subsequent changes thereto. Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

The IASB continues to amend and add to its current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS consolidated financial statements for the year ended December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s interim consolidated financial statements as at and for the six months ended June 30, 2011.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 26,888,727 were outstanding as at June 30, 2011 and 26,896,927 as at August 26, 2011.

The following are details of outstanding share options as at June 30, 2011 and August 26, 2011:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/11)	Number of Shares Remaining Subject to Options (Aug 26/11)
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	65,000	60,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	353,500	350,300
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	1,010,000	1,010,000
		1,813,500	1,805,300

The following are details of outstanding warrants as at June 30, 2011 and August 26, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/11)	Number of Underlying Shares (Aug 26/11)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

The following are details of outstanding compensation warrants as at June 30, 2011 and August 26, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/11)	Number of Underlying Shares (Aug 19/11)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	June 30, 2011	December 31, 2010
Not later than one year	$568,673	$661,119
Later than one year and no later than five years	977,096	987,245
Later than 5 years	106,173	106,173
	$1,651,942	$1,745,537

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2011 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at June 30, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2011

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

On August 2, 2011, the Company’s common shares began trading on the NYSE Amex under the trading symbol “ASM”.  The Company retained its primary listing on the TSX Venture Exchange under the same trading symbol “ASM”.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 26, 2011. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.